SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MAGIC SOFTWARE ENTERPRISES LTD.
(Name of Issuer)
Ordinary Shares, par value NIS 0.10
(Title of Class of Securities)
559166103
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559166103

1	NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IDB Development Corporation Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 2 of 7 pages

CUSIP NO. 559166103

1	NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eduardo Sergio Elsztain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
42,785 *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
42,785 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,785 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.09% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 4. The 42,785 Ordinary Shares are held directly by Epsilon Investment House Ltd. ("Epsilon" and the “Epsilon Shares”), a subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation (“Discount Investment”).

** Based on 48,902,288 Ordinary Shares outstanding as of December 31, 2019, as provided by the issuer.

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Item 1.
(a)	Name of Issuer: Magic Software Enterprises Ltd. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices:

          5 Haplada Street, Or Yehuda 6021805, Israel

Item 2.

(a)          Name of Person Filings:

Eduardo Sergio Elsztain
IDB Development Corporation Ltd.

(b)	Address of Principal Business Offices or, if none, Residence:

Eduardo Sergio Elsztain - 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina.

IDB Development Corporation Ltd. – ToHa Building, 114 Igal Alon St., Tel Aviv 6744320, Israel

(c)	Citizenship or Place of Incorporation:

Mr. Elsztain - Argentina

IDB Development Corporation Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.10 par value per share (the “Ordinary Shares”).

(e)	CUSIP Number:

559166103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Mr. Elsztain holds indirectly, through companies in his control (i) 100% of the shares of IDB Development, and (ii) 83.77% of the shares of Discount Investment. Discount Investment holds 68.75% of the shares of Epsilon.

All of the Epsilon Shares are held by portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd. for the accounts of third-party clients. Epsilon Investment House Ltd. and Epsilon Mutual Funds Management (1991) Ltd. each operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. Consequently, this Statement shall not be construed as an admission by Mr. Elsztain that he is the beneficial owner of Ordinary Shares held by Epsilon covered by this Statement and disclaims beneficial ownership of such shares.

    (a)          Amount beneficially owned:  see row 9 of cover page of the reporting persons.

(b)	Percent of class: see row 11 of cover page of the reporting persons

Page 4 of 7 pages

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: see row 5 of cover page of the reporting persons

(ii)	Shared power to vote or to direct the vote: see row 6 of cover page of the reporting persons and note in Item 4 above.

(iii)	Sole power to dispose or to direct the disposition of: see row 7 of cover page of the reporting persons

(iv)	Shared power to dispose or to direct the disposition of: see row 8 of cover page of the reporting persons and note in Item 4 above

Item 5.
Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Eduardo Elsztain
IDB Development Corporation Ltd.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

CO - Discount Investment Corporation Ltd.
CO - Epsilon Investment House Ltd.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2020

BY: IDB DEVELOPMENT CORPORATION LTD. for itself
and on behalf of EDUARDO SERGIO ELSZTAIN

BY:	/s/ Eran Saar /s/ Aaron Kaufman

Eran Saar and Aaron Kaufman, authorized signatories of  IDB DEVELOPMENT CORPORATION LTD., on behalf of Eduardo Sergio Elsztain, pursuant to an agreement annexed to the schedule 13G filed on February 14, 2019.

Page 6 of 7 pages

EXHIBIT NO.    DESCRIPTION

Exhibit 1
Authorization letter dated April 30, 2018 authorizing IDB Development Corporation Ltd. to file this Statement on Schedule 13G on behalf of the Reporting Person (incorporated by reference to Exhibit 1 of schedule 13G filed by the reporting persons on February 14, 2019.)

Page 7 of 7 pages